EXHIBIT 10.2
February 8, 2006
Mr. David Clifford
Re: Severance Proposal
Dear Dave:
I have reviewed your counter-proposal, dated February 13, 2006, to Cash Systems severance proposal, dated, February 8, 2006. Based on that review I offer you the following final proposal as the Company’s response:
1.	You agree to resign from the company as CFO and Treasurer effective the day prior to our conference call announcing our year end financials or other date of our choosing. You will continue to be paid at your current salary until the effective date of your resignation. You will be engaged as a consultant for the remainder of 2006 at a fee of $75,000 to be paid in bi-weekly installments.

2.	You will be permitted to exercise your options through March 2007, as a result of your continued association with the Company. Also, you will continue to receive insurance coverage through December 31, 2006.

3.	You will cooperate in turning over all information, works in progress, and any other Company assets in your possession. You will assist the company in an orderly transition of your role and responsibilities to persons designated by me. You will honor the confidentiality clause in your current employment agreement and agree to its inclusion in a new severance/consulting agreement.

4.	You will agree to non-compete, non-disparagement agreements and a release of all claims. The Company agrees to permit your engaging in full time employment with a non-competing enterprise, while engaged as a consultant to the Company.

5.	The Company will recognize your personal reasons (difficulty of commuting, toll on family, family health issues, etc.) as the expressed reasons for your departure from the Company. In the interim, we will indicate that you are on a leave of absence for personal/family reasons.

6.	The Company will pay for direct expenses incurred for any future work on behalf of the Company with prior authorization from the CEO.

7.	All of your personal files and effects will be returned to you at your home address.

8.	You will be reimbursed in full for the final two expense reports and for your travel to Chicago, Michigan and Wisconsin investor trips for the week of January 30, 2006, through February 3, 2006, by February 28, 2006.

9.	The Company will respond to inquiries regarding your employment with Cash Systems with a letter in the form of the attached Exhibit A.
Again, I express my disappointment that the situation calls for making these changes. I am hopeful we will be able to reach an accord based on this final proposal. Due to the time sensitive nature of our need to address this issue, I look forward to receiving your response to this proposal before the close of business on Friday, February 17th. If we are in agreement, please sign below and fax this letter to me at (702) 987-7180.

Sincerely,
/s/ MICHAEL RUMBOLZ 2-15-06
Michael Rumbolz
CEO

Accepted and Agreed:	/s/ DAVID S. CLIFFORD
David Clifford 2-16-06